Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

May 15, 2015

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 223 to the Trust’s Registration Statement on Form N-1A, filed on April 22, 2015

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on May 8, 2015, relating to Post-Effective Amendment No. 223 to the Trust’s Registration Statement on Form N-1A filed on April 22, 2015 regarding the Balter Discretionary Global Macro Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #1

Please clarify in Footnote #1 to the Fee Table that the expenses of the Subsidiary are reflected in the Other Expense line item.

Response #1

The “Other Expenses” line item includes expenses for the Subsidiary. Footnote #1 has been revised to read as follows:

These expenses are based on estimated amounts for the Fund’s current fiscal year. The Fund will invest a portion of its assets in a wholly-owned Cayman subsidiary, as described below (the “Subsidiary”). “Other Expenses” include the expenses of the Subsidiary.

Please note that language in Footnote #1 regarding the waiver of the management fee at the Fund level in the amount received at the Subsidiary level has been deleted. Footnote #3 which had similar language has also been deleted. This is because this description was the opposite of what will actually be occurring. While the Adviser has an advisory agreement with the Subsidiary to provide investment management services and is entitled to a fee for providing those services, the fee is waived pursuant to this same agreement to the extent the Adviser is receiving a fee on the same assets at the Fund level. In other words, no management fee is paid at the Subsidiary level to the extent that a management fee is paid on the same assets at the Fund level. Similar disclosure in the last paragraph under “The Adviser” on page 13 of the prospectus has also been revised. Please see Response 6.b. below.

Comment #2

We note that the SAI states that the Fund may invest in ETFs and other investment companies. Please clarify if investing in such instruments is a principal strategy of the Fund and whether Acquired Fund Fees and Expenses should be included as a line item in the Fee Table.

Response #2

The Registrant confirms that the Fund currently anticipates having no acquired fund fees and expenses that it would be required to disclose.

Summary Section – Principal Investment Strategies

Comment #3

Please add disclosure that the Sub-Adviser is registered with the SEC.

Response #3

Page 14 of the prospectus already includes the following disclosure:

Willowbridge is registered as an investment adviser with the SEC and as a commodity trading adviser with the U.S. Commodity Futures Trading Commission.

Additionally, the fourth paragraph under “Principal Investment Strategies” on page 2 of the prospectus has been revised to read as follows:

The Adviser has engaged Willowbridge Associates Inc. (“Willowbridge” or the “Sub-Adviser”) to act as sub-adviser and to be responsible for the day-to-day implementation of the global macro strategy. The Adviser is a registered “commodity pool operator” and the Sub-Adviser is a registered commodity trading advisor with respect to the Fund and each is regulated by the U.S. Commodity Futures Trading Commission (“CFTC”) and is a member of the National Futures Association (“NFA”) in such capacity. The Adviser and Sub-Adviser are both also registered as investment advisers with the SEC. The Sub-Adviser will use its wPraxis Trading Approach for the Fund. Under this approach, tactical asset allocation decisions are made by Willowbridge’s co-portfolio managers who utilize their experience in the financial markets and their analysis of fundamental and technical information to formulate reward-to-risk expectations about a broad number of asset classes. Both portfolio managers must agree on each position taken. All positions are closely monitored to evaluate that the risk parameter status is consistent with expectations. As markets move, positions are refined and expectations updated in response to current market conditions. Positions are removed if either portfolio manager determines that the initial investment thesis has changed or if market conditions have changed and existing positions may be adversely affected. The wPraxis trading strategy is a “value” oriented trading strategy whereby the Sub-Adviser looks for trades that are cheap relative to the market and position sizing keying off internal risk assessment.

Comment #4

We note that the Fund expects to invest in swaps. Please confirm that the appropriate amount of assets will be segregated to satisfy the asset coverage requirements discussed in SEC Release IC-10666. Please note that the staff issued a concept release related to derivatives (See SEC Release IC-29776 (Aug. 31, 2011)) and be aware that the Commission or its staff could issue future guidance regarding leverage and the use of derivatives.

Response #4

The Registrant confirms that the Fund will comply with the asset coverage requirements addressed in SEC Release IC-10666. The Registrant is aware that the SEC may issue future guidance regarding leverage and the use of derivatives.

Statutory Prospectus – Principal Investment Strategies

Comment #5

If the Fund will write credit default swaps (“CDS”), please confirm to the staff that the Fund will segregate the full notional value of such swap to cover the Fund’s obligations.

Response #5

In the event that the Fund purchases or writes CDS, the Fund will segregate liquid assets sufficient to cover the notional value of such swaps.

Comment #6

With respect to the Fund’s Subsidiary:

a.	Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure (Section 18) on an aggregate basis with the Subsidiary.
b.	Please disclose that the investment adviser of the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to a fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the investment adviser and the Subsidiary is considered a material contract. Accordingly, please file the contract as an exhibit in Part C of Form N-1A. Additionally, if there is a separate contract with the Sub-Adviser, please file that contract as an exhibit in Part C of Form N-1A as well.
c.	Please disclose that the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).
d.	Please disclose whether the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) with respect to whether income generated from the Fund’s investment in the Subsidiary will be “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to the Fund by the Subsidiary. If no such Private Letter Ruling has been obtained, please disclose the basis on which the Fund has made such a determination.
e.	Please confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.
f.	Confirm that the Subsidiary’s expenses will be included in the Fund’s fee table.
g.	The Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.
h.	Confirm that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the SEC staff.

i.	Confirm that the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response #6

Please see responses to each of your comments below:

a.	The Funds’ current SAI discloses on page B-25 that the Subsidiary will follow the Fund’s fundamental and non-fundamental investment restrictions, except for those fundamental policies that would restrict the Subsidiary’s investments in commodity linked derivatives. Additionally, we have added the following sentence:

The Fund will look through the Subsidiary for purposes of compliance with diversification, leverage and concentration requirements and restrictions.

b.	The Adviser, as adviser of the Subsidiary, will comply with the provisions of the 1940 Act relating to investment advisory contracts. Accordingly, the last paragraph under the section “The Adviser” has been revised to read as follows:

The Subsidiary has entered into a separate contract with the Adviser for the management of the Subsidiary’s portfolio. Pursuant to the agreement, the Adviser is entitled to a fee for providing management services, however, the fee is waived pursuant to the agreement to the extent the Adviser is receiving a fee on the same assets at the Fund level. The Adviser, as adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts. The Adviser, from its own resources, including profits from advisory fees received from the Fund, provided such fees are legitimate and not excessive, may make payments to broker-dealers and other financial institutions for their expenses in connection with the distribution of Fund shares, and otherwise currently pay all distribution costs for Fund shares.

Additionally, the advisory agreement with the Subsidiary will be filed as an exhibit to the Fund’s registration statement.

c.	The Registrant confirms that the Subsidiary complies with Section 17.
d.	The following disclosure is currently included on page 11 and 12 of the Prospectus:

“The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as

“qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly. The Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M. The IRS, however, has suspended issuance of any further private letter rulings of this type pending a review of its position and the release of public guidance on the issue that can be relied upon by all taxpayers (as opposed to the “private” guidance previously issued to individual taxpayers in the aforementioned private letter rulings). Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds. However, the Fund believes that the prior private letter rulings evidence both a correct interpretation of the existing law and the current view of the IRS, consistently applied to a number of similarly situated mutual funds. Accordingly, the Fund intends to treat the income derived from its investment in the Subsidiary as “qualifying income” for purposes of Subchapter M. As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.”

e.	The Registrant confirms that the subsidiary’s financial statements will be consolidated with the financial statements of the Fund, which will in turn be filed with the SEC.
f.	The Registrant confirms that the estimate expenses of the subsidiary are consolidated with those of the Fund and are presented in the fee table.
g.	The Registrant confirms that the Subsidiary and its Board have designated a agent for service of process in the U.S.
h.	The Subsidiary’s board of directors agrees that upon proper request, the Subsidiary’s books and records will be made available to the SEC staff for inspection.
i.	The Subsidiary is not required to execute the Registrant’s registration statement because it will not offer its securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities. The Subsidiary was organized solely for the purpose of providing the Fund with a non-exclusive means to advance its investment objective in compliance with an existing line of IRS revenue rulings.

We are also aware that Section 7(d) of the 1940 Act prohibits a non-U.S. investment company from publicly issuing its securities in the United States. The SEC staff has issued a number of no-action letters to allow U.S.-registered funds to set up offshore subsidiaries to permit the funds to invest in foreign markets and/or obtain favorable tax treatment. The Registrant is relying on these letters in support of its view that the Subsidiary is not offering its securities in the United States in violation of Section 7(d).

The Registrant also believes that the Subsidiary is not a co-issuer of the Fund’s securities. The Registrant is aware that with funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder”), the staff requires the acquired fund to sign the registration statement of the acquiring fund. The SEC staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares pursuant to Rule 140 under the Securities Act. The Subsidiary’s structure is markedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is only a limited part – not the chief part – of the Fund’s overall investment strategy.

Even though the Subsidiary is not required to sign the registration statement, the Registrant believes that the SEC and its staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary. First, the Subsidiary will designate a domestic (U.S.) agent for service of process. Second, custody of the Subsidiary’s assets will be maintained in the United States with the Fund’s custodian in accordance with Section 17(f) and the rules thereunder. Third, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a).

Management of the Fund – Related Performance Information of the Adviser

Comment #7

The second sentence in the first paragraph under “Related Performance of the Adviser” is unclear seems to suggest that the Composite includes more than one account will the preceding sentence suggests only one account. Please clarify the second sentence to make clear that the Composite includes only one account.

Response #7

The first two sentences of the paragraph have been revised to read as follows:

The Fund’s investment objective, policies and restrictions are substantially similar to the investment objectives, policies and restrictions of a separate account managed by the Sub-Adviser using the wPraxis Trading Approach 1X Leverage (“wPraxis”) on a fully discretionary basis, the returns of which are presented here

(the “Composite”). This single separate account which makes up the Composite represents the only account that is managed by the Sub-Adviser with substantially the same investment objective, policies and strategies as the Fund.

Comment #8

Please provide a response to the staff addressing why the Barclays Global Aggregate Index is an appropriate benchmark. In light of the strategy, an appropriate benchmark would seem to have to include equities and debt, not just debt.

Response #8

The Barclays Global Aggregate Index was selected as the primary benchmark because it takes into account numerous global factors like interest rates and currencies.  The Fund’s strategy has a real global focus taking meaningful positions on foreign sovereign debt through futures and currencies through cash foreign exchange. While the Barclays index does not perfectly fit the wPraxis strategy, it is the closest single index in the view of the Adviser.  In response to your comment, however, the Fund has also added the MSCI ACWI (All Country World) and 3-Month LIBOR Index as secondary benchmarks. The MSCI ACWI captures large and mid-cap representation across 23 developed markets and 23 emerging markets countries. With 2,466 constituents, the index covers approximately 85% of the global investable equity opportunity set. The 3-Month LIBOR Index is an average interest rate, determined by the British Bankers Association, that banks charge one another for the use of short-term money (3 months) in England’s Eurodollar market, resetting quarterly.

Shareholder Information – Share Price

Comment #9

Please revise the sentence of the first paragraph under “Share Price” to clarify that NAV may be determined earlier than 4:00 pm when the New York Stock Exchange closes early.

Response #9

The first sentence of the paragraph has been revised to read as follows:

The net asset value (“NAV”) and offering price (NAV plus any applicable sales charges) of each class of shares is calculated as of the close of regular trading (generally 4:00 p.m., Eastern time) on each day that the New York Stock Exchange (“NYSE”) is open for business.

***

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact us at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum